Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 www.dykema.com Tel: 414-488-7300
Andrew T. Frost Direct Dial: (414) 488-7330 Direct Fax: (866) 870-7321 Email: AFrost@dykema.com

May 11, 2023

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Purcell and Karina Dorin

Re:	Oxbridge Acquisition Corp.
Registration Statement on Form S-4
Filed March 27, 2023
File No. 333-270848

Dear Mr. Purcell and Ms. Dorin:

This response letter (this “Response”) is submitted on behalf of Oxbridge Acquisition Corp. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Jay Madhu, dated April 26, 2023 (the “Comment Letter”), with respect to the Company’s registration statement on Form S-4, filed with the SEC on March 27, 2023 (the “Registration Statement”). The Company is concurrently submitting an amendment to the Registration Statement (“Amendment No. 1”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 1.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 11, 2023

Registration Statement on Form S-4

Summary Term Sheet, page 5

1.	Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. Please also provide disclosure of the impact of each significant source of dilution, including the Founder Shares, the Oxbridge Warrants and the Merger Consideration Warrants at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 20 of Amendment No. 1 to provide disclosure of the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders. Further, in response to the Staff’s comments, the Company has revised its disclosures on pages 6-8 and 75-76 of Amendment No. 1 to provide disclosure of the impact of each significant source of dilution at each of the redemption levels detailed in the sensitivity analysis.

2.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Staff’s comment is noted. The Company confirms to the Staff that the amount of the deferred underwriting commission payable to the underwriters of the Company’s initial public offering is not required to be adjusted for any shares that are redeemed in connection with the Company’s initial business combination. The Company has revised the disclosures on page 20 of Amendment No. 1 to reflect the Staff’s comment.

Q: May the Sponsor or Oxbridge’s directors, officers, advisors or any of their respective affiliates purchase public shares..., page 15

3.	We note you disclose that in connection with the shareholder vote to approve the proposed Business Combination, your sponsor, directors, officers, advisors or any of their respective affiliates may privately negotiate transactions to purchase public shares and such purchases may be effected at purchase prices that are in excess of the per share pro rata portion of the Trust Account. We also note your disclosure on page 59 that any such purchases of public shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining shareholder approval of the Business Combination. Please provide your analysis on how such purchases will comply with Rule 14e-5. To the extent that you are relying on Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.

Response: In response to the Staff’s comments, and while no privately negotiated transaction are currently contemplated, the Company has revised its disclosures on pages 16, 65-66, and 123-124 of Amendment No. 1 to appropriately reflect the terms in reliance on Tender Offer Compliance and Disclosure Interpretation 166.01.

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 11, 2023

Questions and Answers About the Business Combination

Q: Did the Oxbridge Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business..., page 15

4.	We note you disclose that the Oxbridge board obtained a fairness opinion from Stanton Park Advisors LLC. Please provide a clear explanation as to the reason why the fairness opinion was obtained, include the fairness opinion as an annex to the proxy statement/prospectus and include the information required by Item 1015 of Regulation M-A.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages 16 and 116-118 of Amendment No. 1 and included the fairness opinion as Annex E to the proxy statement/prospectus.

Q: How will our Sponsor, directors and officers vote?, page 16

5.	We note your disclosure that your sponsor, directors and officers, who own approximately [68.83]% of your issued and outstanding Class A and Class B Ordinary Shares, have agreed to vote such shares in favor of the Business Combination and the other Proposals. Please revise your disclosure to discuss whether any of the Class A Ordinary Shares would need to be voted in favor of the Business Combination in order for the Business Combination to be approved. In that regard, we note your disclosure on page 51 that, if only the minimum amount of shares needed to establish a quorum are present and all such shares are actually voted on the Business Combination Proposal, none of the outstanding Class A Ordinary Shares would need to be voted in favor of the Business Combination in order for the Business Combination to be approved.

Response: In response to the Staff’s comments, the Company advises the Staff that pursuant to Article 49.4 of its Amended and Restated Memorandum and Articles of Association, the Company may consummate the Business Combination so long as it is approved by ordinary resolution and the Company has net tangible assets of at least US$5,000,001 immediately prior to, or upon such consummation of, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination. An ordinary resolution in this case, is a resolution passed by a simple majority of the Class A Ordinary Shares and Class B Ordinary Shares, voting as a single class pursuant to Article 17.1 of the Amended and Restated Memorandum and Articles of Association. See pages 17, 34, 85, and 145 of Amendment No. 1.

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 11, 2023

Q: What interests do the current officers and directors have in the Business Combination?, page 16

6.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 28 of Amendment No. 1 to highlight the risk that the Sponsor will benefit from the completion of the business combination and, rather than liquidating, may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders.

7.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: In response to the Staff’s comments to highlight the material risks to public warrant holders, including those created from differences between private and public warrants, and to clarify whether recent stock trading prices exceed the threshold at which the Company may redeem public warrants, the Company has added a disclosure on page 14 of Amendment No. 1 under the question, “How do the public warrants differ from the Private Placement Warrants and what are the related risks for any public warrant holders post-Business Combination?” Additionally, the Company has revised its disclosures on pages 34 and 52 of Amendment No. 1 by adding the following risk factor: “Following the Business Combination, Jet.AI may redeem your unexpired Jet.AI Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.”

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 11, 2023

In response to the Staff’s comments to explain the steps the Company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption, the Company has supplemented its disclosure on page 213 of Amendment No. 1 as follows: “If and when the warrants become redeemable by us, we may not exercise our redemption right if the issuance of shares of Jet.AI Common Stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. Pursuant to the terms of the Warrant Agreement, if we elect to redeem all of the redeemable warrants as described above, we will fix a date for the redemption (the “Redemption Date”) and will mail the notice of redemption by first class mail, postage prepaid, not less than 30 days prior to the Redemption Date to the registered holders of the warrants to be redeemed at their last addresses as they appear on our registration books. In addition, we will issue a press release and file a current report on Form 8-K with the SEC containing notice of redemption. We are not contractually obligated to notify investors when our warrants become eligible for redemption and do not intend to so notify investors upon eligibility of the warrants for redemption, unless and until we elect to redeem such warrants pursuant to the terms of the Warrant Agreement.”

Disclosures regarding the Company’s process for notifying shareholders when the warrants become eligible for redemption have also been added to pages 14 and 52.

8.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages 18, 28, 58, and 123 of Amendment No. 1 to address the potential conflict of interest resulting from the waiver of the corporate opportunities doctrine in our charter. Further, the Company advises the Staff that it is not aware of any officer or director of the Company who refrained from presenting any opportunity to acquire a target business to the Company in reliance on the charter’s limited waiver or the corporate opportunities doctrine or as a result of a pre-existing fiduciary or contractual obligation. To the Company’s knowledge, the waiver of the corporate opportunities doctrine in its charter did not impact its search for an acquisition target.

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 11, 2023

9.	We note you disclose that your sponsor, officers and directors have agreed not to redeem any Class A Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination. Please describe any consideration provided in exchange for this agreement.

Response: In response to the Staff’s comments, the Company confirms no consideration was provided in exchange for this agreement. Further, the Company has revised its disclosures on pages 18, 28, 57, and 122 of Amendment No. 1 to state the same.

Q: Do I have redemption rights?, page 18

10.	Please clarify whether public shareholders that redeem their shares will be able to retain their warrants. To the extent they will be able to retain their warrants, please quantify the value of the warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 19 of Amendment No. 1 to clarify that the public warrants will be retained following the redemption of shares and the value and risks associated with the public warrants.

Summary of the Proxy Statement/Prospectus

Conditions To The Closing, page 24

11.	We note you disclose that the Business Combination Agreement is subject to the satisfaction or waiver of certain closing conditions. Please revise to clarify each condition that is subject to being waived, state which party may waive such condition and the consequences of any such waiver.

Response: In response to the Staff’s comments, the Company has revised its disclosures on pages 26-27 and 100-102 of Amendment No. 1 to clarify which conditions are subject to being waived.

Risk Factors

Jet Token’s business and reputation rely on, and will continue to rely on, third parties, page 45

12.	We note you disclose that Jet Token has relied on a third-party app developer to develop the initial versions of its App and Jet Token expects to rely heavily on Cirrus to maintain and operate Jet Token’s leased aircraft for charter services. Please revise to clarify the nature of Jet Token’s relationship with such third parties, contractual or otherwise.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 48 of Amendment No. 1. Jet Token Inc., through its wholly owned subsidiary, Jet Token Management Inc., maintains contractual relationships with Cirrus Aviation for the operational management, maintenance and chartering of each of Jet Token’s aircraft. Both Jet Token and Cirrus actively book charter onto Jet Token aircraft. Cirrus books charter via its 24-hour charter department and Jet Token Inc. books charter via its App.

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 11, 2023

Jet Token no longer relies on a third-party app developer for its original Jet Token App because Jet Token’s strategy is to replace its existing app with the new CharterGPT App. In place of a third-party app developer, Jet Token relies both on internal development and freelance contractors supervised by Jet Token’s Chief Technology Officer. Jet Token expects to continue to build its internal development team and to gradually decrease its reliance on external contractors.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 3. Adjustments to Unaudited Pro Forma Combined Balance Sheet, page 73

13.	We noted you have classified the issuance of 7,353,000 Merger Consideration Warrants issued to the Historical Rollover Shareholders as equity with a fair value of $60 million. Please address the following:

●	Provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

Response: The Staff’s comment is noted. The Company respectfully advises the Staff that the Merger Consideration Warrants (the “Warrants”) contain terms and provisions that permit equity classification. The form of the Merger Consideration Warrants Agreement (the “Warrant Agreement”) has also been filed as Annex F to this Amendment 1, and an analysis of the key terms are also described below. The Company considered the following in determining that equity classification of the Warrants is appropriate:

The Warrants were determined to not require liability classification under ASC 480, as the Warrants do not represent an obligation to repurchase shares and are not themselves puttable under ASC 480-10-25-8, nor are they settled in a variable number of shares with a monetary value based predominantly on the factors in ASC 480-10-25-14. The Warrants were determined to meet the criteria under the definition of a derivative in ASC 815-10-15-83, and therefore were evaluated under the equity scope exception from derivative accounting in ASC 815-10-15-74(a) for derivatives meeting both of the following conditions:

●	The instruments are deemed to be indexed to the Company’s own common stock per ASC 815-40-15 (the “Indexation Guidance”).
●	The instruments qualify for classification within stockholders’ equity pursuant to ASC 815-40-25 (the “Equity Classification Guidance”).

In considering the first step of the Indexation Guidance, the Warrants contain exercise contingencies which were evaluated and determined not to preclude indexation, as there are no contingencies that are based on observable markets or indices not related to the Company’s own stock or own operations. As it pertains to the analysis of settlement amount adjustments under the second step of the Indexation Guidance and unlike the terms of the Private Warrants, the Company respectfully advises the Staff that the Warrants do not contain clauses producing variability in settlement mechanics based on the holder of the instrument. Specifically, the Warrants, which will be publicly traded upon the consummation of the Business Combination, are subject to redemption regardless of the holder and do not contain other provisions that provide variability in settlement amount based on the nature of the holder. Further, other provisions in the Warrants that adjust the exercise price and number of underlying shares are standard anti-dilution adjustments for transactions and based on inputs that are consistent with indexation as provided in Example 17 in ASC 815-40-55-42 and 55-43.

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 11, 2023

In evaluating the Equity Classification Guidance, the Company considered whether the Warrants may in any scenario outside the Company’s control require net cash settlement. Specifically, the Company advises the Staff that following the consummation of the Business Combination, the combined company will have only one class of voting common stock and such voting stock will control the combined company. Additionally, Section 4.4 of the Warrant Agreement provides that holders of the Warrants are only entitled to receive cash or other assets in settlement upon a tender or exchange offer where (1) more than 50% of the “outstanding voting interest” and (2) greater than 50% of the outstanding shares of the Common Stock are exchanged and also receive the alternative consideration. Therefore, net cash settlement of the Warrants is only provided for in scenarios where (1) a change of control occurs (due to the change in the outstanding voting interest described above) and (2) the holders of the Warrants receive the same form of consideration as the holders of the underlying Common Stock. ASC 815-40-55-3 provides that change-in-control provisions requiring or permitting the counterparty to deliver the same form of consideration as holders of the shares underlying the contract do not preclude permanent equity classification. Therefore, the Company concluded that the limited scope exception in ASC 815-40-55-2 through 55-5 is applicable to the Warrants, and Section 4.4 of the Merger Consideration Warrant Agreement does not preclude equity classification.

Further, the Company analyzed whether the additional conditions necessary to meet equity classification in ASC 815-40-25-8 through 25-35 are met and has confirmed the settlement of the Warrants in shares is fully within the Company’s control.

We have also provided the below analysis of specific terms of the Agreement which are interpreted with reference to both Step 1 and Step 2 of the indexation guidance, as well as the requirements for equity classification under ASC Topic 815-40.

Provisions in the Warrant Agreement	Analysis of the Warrants
3.1. Exercise Price This provides for the Company, at its sole discretion to lower the warrant exercise price provided that the Company provides at least 20 days’ written advance notice.	This provision allows the Company to lower the exercise price, such decision is solely at the discretion of the Company, therefore, is considered within the entity’s control and does not preclude the warrants from being considered indexed to the entity’s own share as the Company can choose not to exercise its right.

Stock Dividends; Split-Ups (4.1.1)

This provision provides for an increase of the number of common stock issuable on exercise of each warrant in proportion to an increase in the number of issued and outstanding common stock as a result of share capitalization, sub-division or similar events.

Extraordinary Dividends (4.1.2)

This provision provides for a decrease of the exercise price of the warrants as a result of extraordinary dividends paid to all or substantially all of the holders of common stock.

Aggregation of Shares (4.2)

This provision provides for a decrease of the number of common stock issuable on exercise of each warrant in proportion to a decrease in the number of issued and outstanding common stock as a result of consolidation, combination, reclassification of common stock or other similar events.

Adjustments in Exercise Price (4.3)

Whenever the number of common stock purchasable upon the exercise of the warrants is adjusted, the warrant price shall be adjusted (to the nearest cent) by multiplying such warrant price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of common stock so purchasable immediately thereafter.

These provisions are anti-dilution provisions which, consistent with the guidance in ASC 815-40-15-7G and the example in 55-42 and 55-43, are each based on a mathematical calculation that determines the direct effect that the occurrence of such dilutive events has on settlement.

Standard pricing models (e.g. Black Scholes Option pricing) contain certain implicit assumptions such as (i) dilutive events will not occur, (ii) stock prices changes will be continual. ASC 815-40-15-7G permits adjustments to the settlements terms that neutralize the effects of events that invalidate the implicit assumptions.

Stock Dividends and Split-Ups (4.1.1), Extraordinary dividends (4.1.2) and Aggregation of shares (4.2) and are all dilutive events that invalidate the implicit “continual stock price changes” and “no dilutive events” assumptions of an option-pricing model. The adjustment to exercise price specified section 4.3 will neutralize the effect of event 4.1.1, 4.1.2 and 4.2 by applying the same ratio of the change in exercisable share to the exercise price. Hence the holders maintain the same intrinsic value both before and after the dilutive events.

These provisions do not preclude the warrants from being considered indexed to the entity’s own share as the adjustments neutralize the effect of dilutive events that invalidate the implicit assumptions of a “fixed-for-fixed” option pricing.

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 11, 2023

Replacement of Securities upon Reorganization, etc. (4.4)

This provision provides that in the event of a reclassification or reorganization, merger or consolidation, or sale of the assets of the Company, that the warrant holder would be entitled to settlement in the same form of consideration payable to all holders of common stock in the event of a reorganization, consolidation, change of control, or similar event, that the holder of the Warrants would have received if such holder had exercised his, her or its warrant(s) immediately prior to such event.

This provision does not alter the settlement amount; the fair value of the consideration received is the same as would have been received had the holder of the warrants exercised the warrants for common stock and participated in the transaction. Therefore, this provision is not evaluated in Step 2 of the indexation guidance. Instead, this provision provides for a potential scenario whereby the Company would have to net cash settle the warrants. However, in accordance with the exception in ASC 815-40-25-8 and the guidance in Deloitte’s Indexation Guide, equity classification is not precluded by such net cash settlement as the holder is permitted to receive the kind and amount of consideration to which it would have been entitled had the warrant been exercised for stock.

Registration of Common Stock; Cashless Exercise at Company’s Option. Section 6.4.1

This provision provides the holders to cashless exercise during any period when the Company fails to maintain an effective registration statement to cover the shares issuable upon the exercise of the warrants.

The cashless exercise option is only exercisable when the Company fails to maintain an effective registration statement. This is an exercise contingency and is not based on an observable market or index that precludes equity classification.

Upon exercise, the Company can net share settle the warrants with inputs of a fixed-for-fixed option, i.e., then current stock prices of the Company. Step 2 is met.

Based on the considerations and analysis above, the Company determined that the provisions in the Warrants are considered indexed to its own shares and the Warrants meet the scope exception from derivative accounting in ASC 815-10-74(a), and therefore will be equity-classified upon consummation of the Business Combination.

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 11, 2023

●	Expand your disclosure on page 196 to address the Merger Consideration Warrants.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 213 of Amendment No. 1.

14.	Please expand the detail of your Adjustments of Unaudited Pro Forma Condensed Combined Balance Sheet on page 72 to indicate the number of shares/warrants and per share/warrant amount in adjustments D, E and F.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 80 of Amendment No. 1.

Background of the Business Combination, page 97

15.	Please include disclosure concerning the timeline and extent of your discussions with the ten Other Potential Targets, including the nature of such discussions. Please also explain why, how and when Oxbridge determined the business combination with Jet Token was superior to each Other Potential Target, including Company G and I, and why Oxbridge and Company E chose not to proceed. Your disclosure in this section should provide shareholders with an understanding of why other target companies were not ultimately chosen as business combination partners.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 105-106 of Amendment No. 1.

16.	Please identify the Oxbridge representative that reached out to George Murnane of Jet Token and the process by which Oxbridge and Jet Token initiated discussions.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 106 of Amendment No. 1.

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 11, 2023

17.	Please substantially revise your disclosure throughout this section to discuss in greater detail the substance of meetings and discussions among representatives of Oxbridge and Jet Token, including the material terms that were discussed, how parties’ positions differed, and how issues were resolved. Your revised disclosure should ensure that investors are able to understand how the parties determined the transaction structure, a valuation of $105 million consisting of $45 million of stock and warrants valued at $60 million with a $15 strike price and 10 year duration, the exchange ratio, and the $5 million minimum net cash at close condition.

Response: In response to the Staff’s comments, the Company has substantially revised its disclosure on pages 106-118 of Amendment No. 1.

18.	We note Maxim performed additional services after the IPO, including acting as financial advisor to Oxbridge. We also note that Maxim is entitled to a deferred underwriting discount of $4,025,000 in connection with the IPO. If Maxim is entitled to any additional fees that are contingent on completion of the business combination, please quantify the aggregate fees payable to Maxim that are contingent on completion of the business combination.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 68 of Amendment No. 1 to add the following risk factor: “The underwriter has a potential conflict of interest regarding the Business Combination.”

The Oxbridge Board’s Reasons for the Approval of the Business Combination, page 103

19.	Please revise to discuss the board’s reasons for approving the Business Combination. In addition, please disclose any potentially negative factors that the board considered prior to approving the Business Combination.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 111-118 of Amendment No. 1.

Unaudited Prospective Financial Information for Jet Token

Key Financial Metrics, page 104

20.	Please correct the references to footnotes (2) and (3). Footnote (2) does not appear to be connected to the appropriate line item and footnote (3) is not presented in the line items.

Response: In response to the Staff’s comments, the Company has corrected its disclosure on page 120 of Amendment No. 1.

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 11, 2023

21.	Please expand your disclosure here and in footnote (2) to detail the types of revenues related to the “continued expansion in higher margin revenues otherwise unrelated to the operation of company owned aircraft.” In this regard, we note the disclosure regarding the projected revenue sources in the first paragraph on page 106 detailing the proprietary booking platform to arrange private jet travel with third party carriers and the disclosure of Software on page 159.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 120 of Amendment No. 1. We would expect the primary source of expansion in higher margin revenues otherwise unrelated to the operation of company-owned aircraft to stem primarily from CharterGPT. The current App requires a substantial amount of manual work to complete a charter booking, whereas CharterGPT’s back-end functionality greatly reduces this work. CharterGPT’s back-end functionality is expected to (1) make outbound calls to confirm charter pricing (2) reconcile our charter contract with the broker’s charter contract and (3) confirm receipt of payment. Less back-end work would be expected to lead to greater efficiencies, a reduction in labor cost per charter and a related improvement in margin.

Material U.S. Federal Income Tax Considerations, page 113

22.	We note you disclose that “although not entirely clear,” you intend to treat a Holder of an Oxbridge Unit or Jet.AI unit as the owner of the underlying securities. Please expand your disclosure to describe the basis for the uncertainty and include an appropriate risk factor.

Response: In response to the Staff’s comments, the Company has deleted this statement on page 128 of Amendment No. 1 because it is not relevant.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Jet Token, page 155

23.	Please revise your disclosure to clearly quantify and qualify each of the underlying factors that generated variances between the periods presented. Your disclosure should address the full amount of the change between periods for each of your financial statement line items. Refer to Item 303 of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 173 of Amendment No. 1.

24.	Please revise your disclosure to provide an analysis of the changes in net cash generated by (used in) operating, investing and financing activities. Your analysis should quantify and qualify each of the underlying factors that generated variances between the periods presented. Please note that merely citing changes in working capital items and other items identified in the statement of cash flows may not provide a sufficient basis to understand how and why operating cash between comparative periods changed. Refer to Section IV.B of SEC Release 33-8350.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 174 of Amendment No. 1.

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 11, 2023

25.	The second paragraph on page 157 details 2021 revenues of $645,996 and $618,750 totaling $1,264,746. However, total revenues for 2021 in the results of operations is $1,112,195. Please revise, as necessary.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 173 of Amendment No. 1.

26.	It is unclear how unearned revenue for 2022 of approximately $2.3 million detailed in the third paragraph on page 157 relates to deferred revenue at December 31, 2022, which is $933,361 in the balance sheet on page F-23. Additionally, it is unclear if the $1.9 million of recognized revenue and $0.4 million of additional charges are meant to detail how the $2.3 million of unearned revenue was recognized. Please advise or revise your disclosure, as necessary.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 173 of Amendment No. 1.

Liquidity and Capital Resources, page 158

27.	Tell us and disclose how you accounted for the $600,000 of proceeds over the leased cost of one of your HondaJet Elite aircraft in March 2023.

Response: In response to the Staff’s comments, the Company advises the Staff that sales of aircraft fractions and whole aircraft are a recurring part of Jet Token’s operations. As such, revenue was recognized for the sale price of the aircraft and operating expenses reflect the aircraft purchase price.

Trend Information, page 160

28.	Please provide the source for your industry statements regarding private jet domestic hours flown.

Response: In response to the Staff’s comments, the Company has provided the source for its industry statements regarding private jet domestic hours flown on page 176 of Amendment No. 1.

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 11, 2023

Information About Jet Token, page 161

29.	We note Jet Token generates revenue primarily through the sale of fractional and whole interests in aircraft. We note your disclosure on page 161, “This program provides potential owners the ability to purchase a share in a jet at a fraction of the cost of acquiring an entire aircraft. Each 1/5 share guarantees 75 occupied hours of usage per year with 24 hours of notice.” Please clearly explain the underlying details of the contracts for the sale of fractional and whole interests in aircraft, including the periods covered by the contracts and any renewal terms. In this regard, explain if the term of the contract with the customer is in perpetuity, has a specified end date or includes a renewal period. If there is a specified end date for each contract, please clarify if you sell the ownership interest to another customer after the initial customer’s contract ends. To the extent the contract terms are in perpetuity or include renewal terms, please tell us how you consider increases to customer rates or fees in future periods. If there are other details of the contracts we have not addressed, please disclose those.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 177 of Amendment No. 1.

Strategy

Blockchain Pivot, page 163

30.	Please revise to provide context for your blockchain network proposal disclosure and include appropriate risk factor disclosure. In addition, we note you state that you have constructively engaged off and on for the past three years with the FinHub division of the SEC. Please discuss in greater detail the timing of such discussions, including the last time any such discussions were had.

Response: In response to the Staff’s comments, the Company has removed its disclosure on page 179 of Amendment No. 1 as to the blockchain network proposal and related risk factors because it is not relevant. Jet Token has determined not to pursue any proposed blockchain network in the United States for the foreseeable future.

Our Aircraft, page 166

31.	Please revise to provide the basis for the statement that you estimate that thirty calendar days per year (due to holidays, major sporting events) it is difficult, if not impossible, to fly private without the guaranteed access provided by a jet membership program such as Jet Token’s.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 183 of Amendment No. 1.

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 11, 2023

32.	We note you disclose that Jet Token acquired four HondaJet Elite aircraft, with only three having been delivered, and that after receipt of an unsolicited offer for the purchase of a HondaJet Elite, it was determined that the sale of the aircraft would offer a net benefit to Jet Token stakeholders. Please expand your disclosure to describe in greater detail Jet Token’s aircraft fleet, including ownership and leasing arrangements, operation of such aircrafts and the expected delivery of any future aircraft or sale of the same.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 182 of Amendment No. 1.

Share Purchase Agreement, page 169

33.	Please revise to disclose the material terms of Jet Token’s share purchase agreement with GEM Yield LLC SCS and GEM Yield Bahamas Limited for up to $40,000,000 aggregate value of shares of Jet Token common stock, including the pricing formula. Please also revise your filing to disclose the potential dilutionary effects the purchase share agreement may have on holders of Jet.AI common stock and include appropriate risk factor disclosure.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 185 of Amendment No. 1, and added a new risk factor on page 64 of Amendment No. 1.

Executive Compensation

Additional Narrative Disclosure, page 183

34.	We note you disclose that retirement contributions made on behalf of named executive officers for fiscal year 2022 are disclosed in the notes to the Summary Compensation Table, but we are unable to locate the same. Please revise or advise.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 196 of Amendment No. 1.

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 11, 2023

Index to Financial Statements

Consolidated Financial Statements of Jet Token, Inc.

Notes to Consolidated Financial Statements

Note 1. Organization and Nature of Operations, page F-27

35.	Please clarify your current status related to your tokenization of flight hours. We note your disclosure that you “intend to combine concepts from fractional jet and jet card programs with lessons learned from building blockchain currencies.” Please address the following:

●	Clarify and revise your disclosure to clearly state the current status of your intention to tokenize flight hours under fractional jet and jet card programs.

Response: In response to the Staff’s comments, the Company has removed its disclosure on page F-27 of Amendment No. 1 as to the intention to tokenize flight hours under fractional jet and jet card programs because it is not relevant. Jet Token has determined not to pursue any proposed blockchain network in the United States for the foreseeable future.

●	You disclose tokenization offers the possibility of reduced transaction costs and, through the evolution of a marketplace, higher fleet utilization. Please further clarify why you believe tokenization will reduce transaction costs and increase fleet utilization and revise your disclosure accordingly.

Response: In response to the Staff’s comments, the Company has removed its disclosure on page F-27 of Amendment No. 1. Because we would control the cost of transacting on a closed blockchain network, which are vanishingly small, we believe we could make our transaction costs lower than those charged by banks for ACH, bank wire and credit card, respectively. With respect to utilization, we have lost business occasionally because of an inability to move substantial amounts on weekends, so tokenization may solve this problem and thereby lead to greater fleet utilization.

●	Clarify if you have received blockchain currencies, such as Bitcoin, as payment to date.

Response: Jet Token has not received blockchain currencies, such as Bitcoin, as payment to date. In response to the Staff’s comments, the Company has revised its disclosure on page 177 of Amendment No. 1.

●	We note you disclose that blockchain currency is “promptly” converted to fiat currency prior to confirming booking. To the extent you have received blockchain currencies as payment, please tell us the time from receipt of the blockchain currency to conversion to fiat currency.

Response: Jet Token has not received blockchain currencies as payment to date. In response to the Staff’s comments, the Company has revised its disclosure on page 177 of Amendment No. 1.

●	Clarify if you have recorded digital assets on your balance sheet as of December 31, 2021 or 2022. To the extent you have recorded digital assets, please tell us how you valued the assets initially and on an ongoing basis.

Response: Jet Token does not possess any digital assets. Accordingly, it has not recorded any digital assets on its balance sheet as of December 31, 2021 or 2022.

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 11, 2023

Note 2. Summary of Significant Accounting Policies, page F-27

36.	Please address the following accounting policies:

●	On page 163, you disclose certain costs are passed through to customers, such as excess fuel costs non-standard catering, certain landing, ramp parking and de-icing fees. Please tell us how you record these pass-through costs, citing the relevant accounting guidance that supports your accounting. Please also revise your footnote disclosure to address these pass-through costs.

Response: In response to the Staff’s comments, the Company has revised Note 2 to the Jet Token Consolidated Financial Statements on pages F-29 through F-31 of Amendment No. 1. These pass-through costs are recorded as revenue to the extent they are billed pursuant to the management agreement with the jet card holder or fractional owner and the amount billed to Jet Token by Cirrus is recorded as an expense.

These costs are recognized as revenue as these costs represent services provided to the customer, and Jet Token acts as a principal in the transaction. Together with Jet Token’s operating partner Cirrus, Jet Token controls which FBO the customer will fly into and/or out of and has pre-negotiated these costs and takes a certain amount of risk that it will recover its costs, particularly its excess fuel costs as the pass through of excess fuel costs is based on a predetermined formula which is not tied to the actual fuel costs of a specific trip.

Under current guidance, these costs can be recognized as revenue. According to ASC 606, revenue should be recognized when an entity satisfies a performance obligation by transferring a promised good or service to a customer, and the amount recognized should reflect the consideration to which the entity expects to be entitled in exchange for those goods or services.

To determine whether a service provider (e.g., an airline) is the principal or an agent in a transaction, ASC 606-10-55-36 through ASC 606-10-55-40 provides guidance on the control criterion. An entity is a principal if it controls the specified good or service before it is transferred to the customer. Factors to consider in assessing control include:

1.	The entity is primarily responsible for fulfilling the promise to provide the specified good or service.
2.	The entity has inventory risk before the specified good or service has been transferred to the customer or after the transfer of control to the customer.
3.	The entity has discretion in establishing the price for the specified good or service.

When a company passes certain costs to its customers, it is acting as a principal in the transaction, providing a service or product that is distinct from the company’s primary offerings. In this case, Jet Token would identify the performance obligation for these ancillary services, such as the provision of excess fuel, non-standard catering, or de-icing services. These obligations are distinct from Jet Token’s primary performance obligations, like the transportation of passengers or goods.

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 11, 2023

The transaction price for these separate performance obligations is typically the amount the customer is charged for the service or product. The company then allocates the transaction price to the performance obligations based on their relative standalone selling prices.

Revenue is recognized when the company satisfies the performance obligation, which occurs when control of the service or product is transferred to the customer. For example, in the case of non-standard catering, revenue would be recognized when the customer receives the requested catering service.

In accordance with the framework outlined in ASC 606, recognizing these pass-through costs as revenue is supported by the accounting guidance as they represent separate performance obligations that the company fulfills for its customers. The revenue recognition occurs when the company satisfies these performance obligations.

●	We note your disclosure on page 167 that you entered into an Executive Aircraft Management and Charter Services Agreement with Cirrus pursuant to which Cirrus has agreed to provide for the management, operation, and maintenance of our aircraft. Please tell us the types of expenses incurred related to your agreements with Cirrus and expand your disclosure to quantify these costs, if material.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 183 of Amendment No. 1.

●	You disclose on page 46 that you rely on third-party Internet, mobile, and other products and services to deliver mobile and web applications and flight management system offerings to customers. Please tell us how you record the expenses related to your App and third-party software and expand your disclosure to quantify these costs, if material.

Response: Expenses relating to Jet Token’s App are limited and expensed as incurred. Other expenses relating to Internet, mobile, and other products and services to deliver mobile and web applications and flight management system offerings to customers are also expensed as incurred, but are immaterial.

●	Please revise to add an accounting policy to address the expenses included in your cost of sales expense.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page F-30 of Amendment No. 1.

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 11, 2023

●	Please revise to provide an accounting policy for advertising costs, as required by ASC 720.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page F-31 of Amendment No. 1.

Revenue Recognition, page F-29

37.	Please present separate disclosure for each type of revenue (fractional ownership program, jet card program and ad hoc bookings) rather than combining the disclosure all in one paragraph. The current disclosure is disjointed and difficult to follow. In this regard, disclose how each aspect of the specific revenue is recorded and when, applying the guidance of ASC 606. Also, revise MD&A to disclose revenue in a similar manner.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages F-29 through F-31 of Amendment No. 1.

38.	We note you recorded $17.2 million of revenue for the year ended December 31, 2022 from fractional or whole aircraft sales. You disclose in footnote 1, the fractional ownership program consists of an initial buy-in or upfront fee and a fixed hourly rate for flight hours. On page 161, you state the program consists of an initial up-front fee, a monthly fee, and a fixed hourly rate on the jet. On page 163, you disclose the program consists of an initial down payment, progress payments and a delivery payment. Clarify the fees to be incurred by a customer when participating in the fractional ownership program and revise your disclosures to be consistent throughout the filing.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages 173, 177 and F-29 through F-31 of Amendment No. 1.

39.	Please provide an analysis that addresses your consideration of recognizing revenue over time versus at a point in time for your fractional ownership programs, jet card programs and ad hoc charters, in accordance with ASC 606-10-25-23 through 25-30. Revise your footnote disclosure to clarify.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages F-29 through F-31 of Amendment No. 1.

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 11, 2023

40.	Please tell us and revise you disclosure to address if your customer contracts include terms that may result in variable consideration, such as discounts or rebates and how you have considered the related accounting requirements in accordance with ASC 606-10-32-5 through 32-10. Please also address how you considered the requirement to record a refund liability.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages F-29 through F-31 of Amendment No. 1. To clarify, fractional contracts include a monthly payment to the aircraft owner(s) if Jet Token uses a fractionalized airplane for third-party charter or jet card service on behalf of a non-owner. The payment is intended to compensate the owners for the use of their aircraft and help offset their cost of ownership. Such payments are booked to operating expense as they are not reliably estimable under either the expected value method or the most likely amount method. From time to time Jet Token has offered 1 to 3 free hours of travel as a promotional inducement to sell Jet Cards, and such inducements are recognized as a contra-revenue at the time of sale, not as variable consideration.

41.	Please revise your disclosure to clarify if you record revenue on a gross or net basis. In addition, please provide an analysis supporting your determination, including specific factors considered in applying the guidance in FASB ASC 606-10-55-36 through 55-40.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages F-29 through F-31 of Amendment No. 1.

42.	Please expand your revenue recognition disclosure to include:

●	The contract asset and contract liability balances in accordance with ASC 606-10-50-8 through 50-10.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages F-29 through F-31 of Amendment No. 1.

●	Information about the performance obligations in your contracts with customers. Please specifically address the significant payment terms, obligations for refunds and types of warrants and related obligations that are included in your contracts with customers in accordance with ASC 606-10-50-12.

Response: In response to the Staff’s comments, the Company has revised its disclosure on pages F-29 through F-31 of Amendment No. 1.

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 11, 2023

43.	Please revise your filing to provide the segment information and required disclosures required by ASC 280-10-50.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page F-32 of Amendment No. 1.

Note 5. Commitments and Contingencies

Operating Lease, page F-33

44.	Please revise to indicate the accounting for the $690,000 maintenance reserve.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page F-32 of Amendment No. 1. To clarify, the “Lease Maintenance Reserve” is recorded within “Other Assets.”

45.	We note that you entered into a lease in April 2022, exercised the purchase option in May 2022, and then sold the aircraft in June 2022, resulting in proceeds of $1.2 million over the lease cost. Tell us and disclose the accounting for this purchase, sale and excess proceeds.

Response: In response to the Staff’s comments, the Company advises the Staff that the purchase of the aircraft was recorded as Inventory, its sale was recorded as Revenue and the excess proceeds contributed to Gross Profit (Loss). The return of the Lease Maintenance Reserve was recorded in Cash Flow From Investing under Return of Aircraft Deposit. Because the transaction happened within an accounting period, it was not reflected on Jet Token’s annual financial statements.

Note 8. Subsequent Events, page F-37

46.	You disclose since January 2023, you have partnered with Cirrus to have joint ownership of 380 Software LLC, which supplies the technology to sell individual seats on empty legs on the Cirrus fleet of aircraft. Please explain how you are accounting for this joint venture, including if 380 Software LLC will be recorded as a subsidiary, by expanding your subsequent events footnote.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page F-38 of Amendment No. 1.

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 11, 2023

Exhibits

47.	Please ensure you disclose the material terms of and file all of the exhibits required by Item 601(b)(10) of Regulation S-K, such as the agreements governing Jet Token’s HondaJet aircraft leasing arrangements, Jet Token’s Executive Aircraft Management and Charter Services Agreement with Cirrus, any agreements pursuant to which Jet Token sells jet cards for Cirrus’s aircraft, the GEM Share Purchase Agreement and Registration Rights Agreement, Mr. Murnane’s employment agreement and Mr. McNulty’s Offer Letter. Please also file a form of your preliminary proxy card.

Response: In response to the Staff’s comments, the Company has filed the following documents as exhibits to Amendment No. 1:

●	Exhibit 10.2: Employment Offer by and between Jet Token Inc. and George Murnane, dated July 24, 2019
●	Exhibit 10.3: Offer Letter by and between Jet Token Inc. and Patrick McNulty, dated June 1, 2021
●	Exhibit 10.4: Executive Aircraft Management and Charter Services Agreement by and between Great Western Air, LLC and Jet Token Management Inc., dated November 16, 2020
●	Exhibit 10.5: HondaJet Fleet Purchase Agreement by and between Honda Aircraft Company, LLC and Galilee LLC, dated December 4, 2020
●	Exhibit 10.6: Aircraft Lease (MSN 42000181) by and between Western Finance Company and Galilee 1 SPV LLC, dated November 23, 2021
●	Exhibit 10.7: Share Purchase Agreement by and among Jet Token Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited, dated August 4, 2022
●	Exhibit 10.8: Registration Rights Agreement by and among Jet Token Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited, dated August 4, 2022
●	Exhibit 10.9: Preferred Charter Agreement by and between Great Western Air, LLC, dba Cirrus Aviation Services, and Jet Token Management Inc., dated August 22, 2022

General

48.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: In response to the Staff’s comments, the Company has revised its disclosure on page 67 of Amendment No. 1 to add the disclosure requested by the Staff’s comment. The Company also respectfully advises the Staff that its Sponsor, OAC Sponsor, Ltd., is a Cayman Islands exempted company. Jay Madhu, the Company’s Chief Executive Officer and a director, as well as one of the three directors of the Sponsor, is a U.S. citizen and resident of the Cayman Islands. Wrendon Timothy, the Company’s Chief Financial Officer and a director, as well as one of the three directors of the Sponsor, is a resident of the Cayman Islands. Jason Butcher, a director of the Company and the third director of the Sponsor, is a resident of the Cayman Islands. A substantial portion of the capital contributions made to the Sponsor are from non-U.S. persons. Except as disclosed herein, the Sponsor has no other substantial ties with a non-U.S. person.

U.S. Securities and Exchange Commission

Division of Corporate Finance

May 11, 2023

49.	Please include Annexes B, C, and D in your filing.

Response: The Company has included Annexes B, C, and D with Amendment No. 1. The Company has also included Annexes A, A-I, E and F with Amendment No. 1.

*	*	*

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 1. If you have any questions, please contact the undersigned at (414) 488-7330 or afrost@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Andrew T. Frost
Andrew T. Frost, Esq.

cc:	Jay Madhu
Chief Executive Officer
Oxbridge Acquisition Corp.